May 11, 2011

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 12 to Registration Statement on Form S-1

Filed April 27, 2011

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of May 11, 2011.

Prospectus Cover Page

1.

Your disclosure in the prospectus, including on the prospectus cover page and in the second-to-last paragraph on page 17, is inconsistent with your response to prior comment 2 and the terms set forth in paragraph vi on page 2 of the escrow agreement.     Please revise your disclosure to reconcile.

Revised.

Financial Statements, page F-1

2.

Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

In the event that the registration is not effective on or before 5pm EST on Monday May 16, 2011, an amendment including updated financials will be filed.

Report of Independent Registered Public Accounting Firm, page F-3

3.

Please refer to our prior comment 5. We do not see how your auditor’s opinion has been revised to address our concerns. As the audit report currently reads, it does not appear that your statements of operations, stockholders’ equity (deficit), and cash flows for the period from the date of inception on July 24, 2009 to December 31, 2009 and for the year ended December 31, 2010 have been audited.   Please ask your auditors to revise their opinion to appropriately refer to the related statements of operations, stockholders’ equity (deficit) and cash flows for period from the date of inception on July 24, 2009 to December 31, 2009 and for the year ended December 31, 2010, which should have been audited by an independent registered public accounting firm.   Please consider this comment as it relates to the first and third paragraphs in the auditor’s report.

Revised.

Exhibit 23.1

4.

Please refer to our prior comments 8 and 9. Please ask your auditors to ensure that the audit periods on which they opine to in their audit report are consistent with that discussed in the consent. As noted above with regards to their opinion, the consent should also specifically reference their audit of your statements of operations, stockholders equity (deficit) and cash flows for the period from inception on July 24, 2009 through December 31, 2009, for the year ended December 31, 2010 and for the period from inception on July 24, 2009 through December 31, 2010.

Revised.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk,

President